Exhibit 12.1

WGL Holdings, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended September 30,

($ in thousands)	2010	2009	2008	2007	2006

FIXED CHARGES:
Interest Expense	$39,343	$43,649	$46,707	$48,333	$47,593
Amortization of Debt Premium, Discount and Expense	434	413	450	562	578
Interest Component of Rentals	1,441	1,539	1,609	1,600	1,429

Total Fixed Charges	$41,218	$45,601	$48,766	$50,495	$49,600

EARNINGS:
Net Income	$111,205	$121,693	$117,843	$109,220	$96,014
Add:
Income Taxes	73,556	77,274	69,491	70,137	61,313
Total Fixed Charges	41,218	45,601	48,766	50,495	49,600

Total Earnings	$225,979	$244,568	$236,100	$229,852	$206,927

Ratio of Earnings to Fixed Charges	5.5	5.4	4.8	4.6	4.2